SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549


                                 -------------------


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.   )*
                                                --

                               SYNAPTX WORLDWIDE, INC.
                               -----------------------

                                   (Name of Issuer)

                            COMMON STOCK, $.001 PAR VALUE
                            -----------------------------


                            (Title of Class of Securities)

                                       87156P 10 3
                                       -----------

                                    (CUSIP Number)

                                 RONALD L. WEINDRUCH
                                  3020 ALATKA COURT
                               LONGWOOD, FLORIDA  32779

          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   JANUARY 14, 1998

               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                          Page 1 of 5 Pages
                                                               -    -

          -------------------

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           CUSIP NO. 87156P 10 3                PAGE  2  OF  5  PAGES
                     -----------                     ---    ---

          --------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Ronald L. Weindruch

          --------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [ ]
          --------------------------------------------------------------------
             3    SEC USE ONLY

          --------------------------------------------------------------------
             4    SOURCE OF FUNDS*

                       PF
          --------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
          --------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
          --------------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER

              SHARES           1,669,218 shs. (including 7,337 shares
                                underlying options)
           BENEFICIALLY    ---------------------------------------------------
                           8   SHARED VOTING POWER
             OWNED BY
                                    N/A
               EACH        ---------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
             REPORTING
                               1,669,218 shs. (including 7,337 shares
              PERSON             underlying options)
                           ---------------------------------------------------
              WITH         10   SHARED DISPOSITIVE POWER

                                    N/A
          --------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,669,218 shs. (including 7,337 shares underlying
                       options)
          --------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [  ]
          --------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        32.0%
          --------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON*

                       IN
          --------------------------------------------------------------------

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

               The class of equity securities to which this initial filing relates is the common stock, $.001 par value per share (the "Common Stock"), of Synaptx Worldwide, Inc., a Utah corporation (the "Company"). The Company has its principal executive offices at 385 Airport Road, Elgin, Illinois 60123.

          ITEM 2.  IDENTITY AND BACKGROUND
                   -----------------------

               (a)  The person filing this statement is Ronald L.
                    Weindruch.

               (b)  Mr. Weindruch's address is 3020 Alatka Court,
                    Longwood, Florida  32779.

               (c) Mr. Weindruch's principal occupation is as President and CEO of the Company.

               (d) During the last five years Mr. Weindruch has not been convicted in a criminal proceeding.

               (e) During the last five years Mr. Weindruch was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

               (f)  Mr. Weindruch is a United States citizen.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                   -------------------------------------------------

               Personal funds were used in connection with the purchase of 1,661,881 shares of Common Stock noted in Item 4 below.

          ITEM 4.   PURPOSE OF TRANSACTION
                    ----------------------

               Mr. Weindruch purchased 1,661,881 shares of Common Stock in the ordinary course of business and investment as a founder, promoter and controlling person of the Company. Such 1,661,881 shares of Common Stock includes 44,024 shares held in the names of Mr. Weindruch's children and as to which Mr. Weindruch disclaims any beneficial ownership.

               Mr. Weindruch holds immediately exercisable stock purchase options to acquire 7,337 shares of Common Stock at an average exercise price of $0.9995.

               Mr. Weindruch has no plans or proposals to engage in any transactions specified in paragraphs (a) through (j) of this Item; although he may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company' Common Stock and the Company's then prospects.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

               (a) Mr. Weindruch is the direct beneficial owner of 1,669,218 shares of Common Stock, which amount includes 44,024 shares of Common Stock held in the names of his children as to which Mr. Weindruch disclaims any beneficial ownership, and presently exercisable options to purchase 7,337 shares of Common Stock and represents 32.0% of the Common Stock outstanding.

               (b) Mr. Weindruch has sole voting power for the 1,669,218 shares of Common Stock listed in
                    Item 5(a) and has sole dispositive power as to such 1,669,218 shares of Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                    ------------------------------------------

               Not applicable.

          ITEM 7.   MATERIAL FILED AS EXHIBITS
                    --------------------------

               Not applicable.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  January 30, 1998
                         ---


                                             /s/ Ronald L. Weindruch
                                             ----------------------------
                                                 Ronald L. Weindruch






                                   -5-